Execution Version

Amendment to Subadvisory Agreement

for PSF MID-CAP GROWTH PORTFOLIO OF THE PRUDENTIAL SERIES FUND

This Amendment (the Amendment), made effective as of December 3, 2022 and executed as of the date set forth below, is made a part of the Subadvisory Agreement by and among PGIM Investments LLC (formerly, Prudential Investments LLC) (the Manager) and J.P. Morgan Investment Management, Inc. (Subadviser), dated December 17, 2018, pursuant to which Subadviser has been retained to provide investment advisory services to the PSF Mid-Cap Growth Portfolio (formerly, SP Prudential U.S. Emerging Growth Portfolio)

WHEREAS, Manager and Subadviser desire to amend the Agreement, including Schedule A thereto, effective as of December 3, 2022.

NOW, THEREFORE, the parties, intending to be legally bound, agree as follows:

1.	All references to SP Prudential U.S. Emerging Growth Portfolio are hereby deleted and replaced with PSF Mid-Cap Growth Portfolio;

2.	Schedule A shall be, and hereby is, deleted and replaced with the attached Schedule A.

3.	This Third Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.

Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

5.	Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

IN WITNESS HEREOF, PGIM Investments LLC and J.P. Morgan Investment Management, Inc. have duly executed this Amendment as of April 6, 2023.

PGIM INVESTMENTS LLC

By:	/s/ Timothy S. Cronin
----------------------------
Name:	Timothy S. Cronin
Title:	Senior Vice President

J.P. Morgan Investment Management, Inc.

By:	/s/ Robert Kravantka
----------------------------
Name:	Robert Kravantka
Title:	Vice President

SCHEDULE A

The Prudential Series Fund

PSF Mid-Cap Growth Portfolio

As compensation for services provided by J.P. Morgan Investment Management, Inc. (J.P. Morgan or Subadviser), PGIM Investments LLC (the Manager), as applicable, will pay J.P. Morgan a subadvisory fee on a monthly basis that is based on the average daily net assets managed by J.P. Morgan that is equal, on an annualized basis, to the following:

Portfolio Name	Subadvisory Fee**
PSF Mid-Cap Growth Portfolio (the “Portfolio”)*	0.40% of average daily net assets to $100 million; 0.35% of average daily net assets over $100 million

The Manager will provide the Subadviser with the details regarding the calculation of the subadvisory fee after each month end period.

* For purposes of calculating the subadvisory fee the assets managed by J.P. Morgan in the PSF Mid-Cap Growth Portfolio will be aggregated with the assets managed by J.P. Morgan in the J.P. Morgan account of the AST Mid-Cap Growth Portfolio.

** In the event J.P. Morgan invests Trust assets in other pooled investment vehicles it manages or subadvises, J.P. Morgan will waive its subadvisory fee for the Trust in an amount equal to the acquired fund fee paid to J.P. Morgan with respect to the Trust assets invested in such acquired fund.  Notwithstanding the foregoing, the subadvisory fee waivers will not exceed 100% of the subadvisory fee.

Effective Date as Revised: December 3, 2022